SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     Filed by registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss.250.20, P. 36,652] or Rule U-47 [Reg. ss.250.47, P. 36,620]
adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Ameren Energy Resources Company (a subsidiary of Ameren
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                         Corporation).

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss. 250.48, P. 36,621].

1. Type of the security or securities ("draft," "promissory note").
                         Promissory Note
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2. Issue, renewal or guaranty: (indicate nature of transaction by ).  Guaranty
                                                                    ------------
3. Principal amount of each security.                       $551,626,169
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4. Rate of interest per annum of each security.                  7%
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5. Date of issue, renewal or guaranty of each security.         11-1-00
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6. If renewal of security, give date of original issue.          N/A
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7. Date of maturity of each security. (In the case of demand notes, indicate "on
demand.")                     5/1/05
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8. Name of the person to whom each security was issued, renewed or guaranteed.
     Central Illinois Public Service Company (as payee under Promissory Note)
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9. Collateral given with each security, if any.               None
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10. Consideration received for each security      Transfer of generating assets
                                                  to subsidiary of Ameren Energy
                                                       Resources Company
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11. Application of proceeds of each security.        N/A (no cash proceeds)
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12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
a. the provisions contained in the first sentence of Section 6(b),
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b. the provisions contained in the fourth sentence of Section 6(b),
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c. the provisions contained in any rule of the Commission other than
Rule U-48         X
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13. If the security or securities were exempt from the provisions of Section
6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 pet centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

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14. If the security or securities are exempt from the provisions of Section 6(a)
because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
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15. If the security or securities are exempt from the provisions of Section 6(a)
because of any rule of the Commission other than Rule U-48 [Reg.ss.250.48,P.
36,621] designate the rule under which the exemption is claimed.    Rule 52(b)
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                                             Ameren Energy Resources Company
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                                                    (Name of company)

                                        By       /s/  Ronald K. Evans
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Date   November 9, 2000                   Ronald K. Evans, Assistant Secretary
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